EXHIBIT 12
COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
For Year Ended December 31, 2000
(Dollar Amounts in Thousands)

Allegheny Energy, Inc.
Earnings:
Net Income	$313,652
Fixed charges (see below)	234,314
Income taxes	187,424
Amortization of capitalized interest	116
Less: Capitalized interest	(5,149)
Equity in Earnings - Ventures	(2,263)
Total earnings	$728,094

Fixed Charges:
Interest on long-term debt	$172,703
Other interest	56,621
Estimated interest component of rentals	$4,990
Total fixed charges	$234,314

Ratio of Earnings to Fixed Charges	3.11